UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934
For 29 February 2016
Harmony Gold Mining Company
Limited
Randfontein Office Park
Corner Main Reef Road and Ward Avenue
Randfontein, 1759
South Africa
(Address of principal executive offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-
F or Form 40-F.)
Form 20-F X
Form 40-F
(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)
Yes
No X

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Issued by Harmony Gold
Mining Company Limited
For more details contact:
Henrika Ninham
Investor Relations Manager
+27(0) 82 759 1775
Marian van der Walt
Executive: Corporate and Investor
Relations
+27(0) 82 888 1242
Corporate office:
Randfontein Office Park
P O Box 2
Randfontein
South Africa 1760
T +27 (11) 411 2000
Listing codes:
JSE: HAR
NYSE: HMY
ISIN no:
ZAE000015228
Registration no:
1950/038232/06
Harmony Gold Mining Company Limited
(Harmony), a world-class gold mining
and exploration company, has
operations and assets in South Africa
and Papua New Guinea. Harmony,
which has more than 60 years’
experience in the industry, is the third
largest gold producer in South Africa.
Our assets include 9 underground
mines and 1 open pit operation and
several surface sources in South Africa.
Our assets in PNG – an open pit mine
(Hidden Valley), as well as the
significant Golpu project – are held in a
joint venture. We also own several
exploration tenements, in Papua New
Guinea.
The company’s primary stock exchange
listing is on the JSE with a secondary
listing on the New York Stock
Exchange. The bulk of our shareholders
are in South Africa and the United
States. Additional information on the
company is available on the corporate
website, www.harmony.co.za.
Harmony strengthens executive team
Johannesburg. Monday, 29 February 2016: Harmony Gold Mining
Company Limited (“Harmony”) is pleased to announce the appointment of
Beyers Nel as chief operating officer of the South African operations and
Phillip Tobias in the new position of chief operating officer of special projects and development (which includes safety, mining projects and company strategy) with effect from 1 March 2016.
Both Beyers and Phillip have been regional general managers at Harmony –
responsible for certain mining operations - since 1 July 2014. Beyers holds a
B. Eng (Mining Engineering), MBA and is a registered professional engineer
(Pr. Eng). He has 15 years’ experience in gold mining – 13 years at
Harmony - gained on a variety of opencast, deep and ultra-deep gold mines in both supervisory and management positions. Beyers is also currently the vice president of the Association of Mine Managers of South Africa.
Phillip holds a B.Sc (Mining Engineering), has completed the Wits
International Executive Development Programme and GIBS Advanced
Management Programme, is a registered professional engineer (Pr.Eng) and holds a Mine Manager’s Certificate of Competence. He joined Harmony on 1
July 2014, with more than 20 years’ experience in the mining industry. His operational and managerial experience were developed at a number of gold and platinum mines. He was appointed the first black president of the
Association of the Mine Managers of South Africa in 2008.
“
Both Beyers and Phillip have a wealth of mining experience, are tenacious, energetic and have proven themselves as successful mining engineers. They will join the executive team and report to me directly. I have no doubt that we will see excellent results from them both”, said Peter Steenkamp, chief executive officer.
Ends.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Dated: Dated: February 29, 2016
Harmony Gold Mining Company Limited
By: /s/ Frank Abbott
Name: Frank Abbott
Title: Financial Director